March 14, 2007
BY EMAIL
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tim Buchmiller

Re:	Photowatt Technologies, Inc. (the “Registrant”)
Registration Statement on Form F-1 (File No. 333-137044)
Dear Mr. Buchmiller:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Registrant that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m. (Eastern time), on March 15, 2007, or as soon as practicable thereafter, and that such effective date and time be confirmed in writing, by notifying Aaron Hunter of Shearman & Sterling LLP, the Registrant’s counsel, at 416.360.2973.
     Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated February 28, 2007, relating to the above-referenced offering have been distributed as follows during the period of February 28, 2007 through the date hereof:
10,650	total copies distributed;

3,875	copies to prospective underwriters;

2,789	copies to institutional investors; and

3,986	copies to others.
     We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BMO Nesbitt Burns Inc. UBS Securities LLC Cowen and Company, LLC GMP Securities L.P. Scotia Capital Inc. Sprott Securities Inc.

By:	BMO Nesbitt Burns Inc. UBS Securities LLC As representatives of the several underwriters

BMO Nesbitt Burns Inc.		UBS Securities LLC

By:	/s/ Harold Wolkin	By:	/s/ David Dolezal
	Name: Harold Wolkin		Name: David Dolezal
	Title: Managing Director		Title: Executive Director

		By:	/s/ Mark Spender
Name: Mark Spender
Title: Director